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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

STEELCASE INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

858155203

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 858155-20-3			Page 2 of 6

1.	Name of Reporting Person: FIFTH THIRD BANCORP		I.R.S. Identification Nos. of above persons (entities only): 31-0854434

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: OHIO

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 11,118,124 shares

		6.	Shared Voting Power: 38,267,809 shares

		7.	Sole Dispositive Power: 11,118,124 shares

		8.	Shared Dispositive Power: 51,117,696 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 76,102,527 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 63.10% (includes convertible Class B Common Stock)

12.	Type of Reporting Person: HC

13G
CUSIP No. 858155-20-3			Page 3 of 6

1.	Name of Reporting Person: FITH THIRD BANK - a Michigan Banking Corporation		I.R.S. Identification Nos. of above persons (entities only): 38-0892650

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: MICHIGAN

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 11,118,124 shares

		6.	Shared Voting Power: 38,267,809 shares

		7.	Sole Dispositive Power: 11,118,124 shares

		8.	Shared Dispositive Power: 51,117,696 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 76,102,527 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 63.10% (includes convertible Class B Common Stock)

12.	Type of Reporting Person: BK

Securities and Exchange Commission
Schedule 13G
Page 4 of 6 pages

Item 1(a)	Name of Issuer:

Steelcase Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

901 44th Street Grand Rapids, Michigan 49508

Item 2(a)	Name of Person Filing:

(1) Fifth Third Bancorp (2) Fifth Third Bank — a Michigan Banking Corporation

Item 2(b)	Address of Principal Business Office or, if None, Residence:

(1) Fifth Third Center, Cincinnati, Ohio 45263 (2) 111 Lyon Street, N.W., Grand Rapids, Michigan 49503

Item 2(c)	Citizenship:

(1) Ohio (2) Michigan

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP Number:

858155-20-3

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Securities and Exchange Commission
Schedule 13G
Page 5 of 6 pages

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

76,102,527 shares

	(b)	Percent of Class:

63.10%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote

11,118,124 shares

		(ii)	Shared power to vote or to direct the vote

38,267,809 shares

		(iii)	Sole power to dispose or to direct the disposition of

11,118,124 shares

		(iv)	Shared power to dispose or to direct the disposition of

51,117,696 shares

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The securities covered by this Schedule are held in trust, agency or custodial capacities by Fifth Third Bank. These trust, agency or custodial accounts receive the dividends from, or the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Fifth Third Bank, a Michigan banking corporation of Fifth Third Bancorp.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Securities and Exchange Commission
Schedule 13G
Page 6 of 6 pages

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2004

Fifth Third Bancorp

By:	/s/ NEAL E. ARNOLD

Neal E. Arnold Executive Vice President, CFO Fifth Third Bancorp

February 11, 2004

Fifth Third Bank — a Michigan Banking Corporation

By:	/s/ NEAL E. ARNOLD

Neal E. Arnold Executive Vice President, CFO Fifth Third Bank